

August 10, 2010

Mr. Shaoyin Wang
CEO and President, China America Holdings, Inc.
333 E. Huhua Road
Hasting Economic & Development Area
Jiading District
Shanghai, China 201811

Re: China America Holdings, Inc.
Form 10-KT for the period ended September 30, 2009
Form 10-Q for the quarter ended March 31, 2010
Form 8-K dated May 18, 2010
File No. 0-53874

Dear Mr. Wang:

        We have reviewed your response to our comment letter dated June 4, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-KT for the period ended September 30, 2009

MD&A
Results of Operations, page 15

1. Please be advised that we will evaluate your response to prior comment one when we review your June 30, 2010 Form 10-Q.

Liquidity and Capital Resources, page 17

2. We read your response to prior comment five. Please confirm that you will enhance your disclosures in future filings to clearly indicate whether or not your obligations require compliance with any covenants and, if applicable, whether you complied with those covenants.

Consolidated Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

3. We read your responses to prior comments 10 and 12. Please address the following:
   - Help us better understand how and why you determined that you currently have a 56.08% ownership interest in AoHong in light of the fact that you have not fully funded this commitment;
   - Provide us summaries of the material terms of the Member Purchase Agreement with AoHong and the Employment Agreement with Mr. Hu;
   - Help us better understand what specific rights Mr. Hu and his wife have in light of their minority interests and employment agreements.

Form 10-Q for the quarter ended March 31, 2010

Note 2 – Acquisition, page 10

4. We read your response to prior comment 15. Please explain to us what the $267,708 other receivable you acquired in the Jinqian acquisition relates to, who it is due from, and if it has subsequently collected in cash or, if not, when it is due. If the other receivable has not yet been collected, please fully explain how you determined it is collectible. Also, please help us understand why Jinqian would agree to essentially sell cash and receivables at such a substantial discount.

Note 15 – Subsequent Events, page 18

5. We note your response to prior comment 16. It appears to us that you should have classified the warrants as liabilities, rather than equity, prior to the amendments you entered into in May 2010. Please provide us your analysis as to whether this improper classification was material to your previously issued financial statements.

Form 8-K dated May 18, 2010

6. Based on your response to prior comment 17, it is not clear to us if or how the $738,382 understatement of cost of goods sold and the $737,544 overstatement of inventory were related to the improper accounting for the acquisition of Jinqian. If they were related, please explain. If they were not related, please explain why you did not separately disclose and discuss this error in your restatement.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or the undersigned at (202) 551-3689 if you have any questions regarding these comments.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant

cc: James M. Schneider